EXHIBIT 2
EARLY WARNING REPORT
1.	Name and Address of offeror.

BCE Inc. (“BCE”) 1, Carrefour Alexander-Graham-Bell Building A8 Verdun, Québec H3E 3B3

2.	Designation and number, or principal amount, of securities and the offeror’s security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On January 1, 2011, Bell Aliant Regional Communications Income Fund (the “Fund”) completed a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which it “converted” to a corporate structure (the “Conversion”). Under the Plan of Arrangement, BCE and Bell Canada (a wholly-owned subsidiary of BCE) exchanged, through a series of steps, substantially all of their direct and indirect interests in the Fund and its underlying entities for an aggregate of 100,376,270 common shares of Bell Aliant Inc. (“Bell Aliant”), the successor to the Fund, representing an approximate 44.1% interest in Bell Aliant. Immediately prior to the Conversion, BCE held, directly and indirectly, an approximate 44.1% interest in the Fund (on an as-converted basis). In addition, under the Plan of Arrangement, Bell Aliant Regional Communications Holdings Inc., the former Bell Aliant Regional Communications Inc. and 7538332 Canada Inc. (all underlying entities of the Fund) amalgamated under the Canada Business Corporations Act (the “Amalgamation”) to continue as Bell Aliant Regional Communications Inc. (“Bell Aliant Amalco”). Under the Amalgamation, Bell Canada exchanged one voting common share in Bell Aliant Regional Communications Holdings Inc. for one voting common share of Bell Aliant Amalco. The balance of the outstanding shares in Bell Aliant Amalco are owned by Bell Aliant.

In connection with the Plan of Arrangement, BCE and Bell Canada amended and restated their existing securityholders’ agreement with the Fund and its underlying entities to reflect the Conversion. Under the amended and restated securityholders’ agreement dated January 1, 2011 (the “Securityholders’ Agreement”), BCE has similar rights as it had prior to the Conversion, including the right to appoint a majority of the directors of Bell Aliant Amalco and the right to nominate a majority of the directors of Bell Aliant, subject to certain conditions, for so long as BCE has not less than a 30% interest in Bell Aliant.

As a result of the foregoing transactions:
•	As of January 1, 2011, BCE owns, directly and indirectly, 100,376,270 common shares of Bell Aliant, representing an approximate 44.1% interest in Bell Aliant.

•	All of the issued and outstanding voting common shares of Bell Aliant Amalco are owned by Bell Aliant, with the exception of one voting common share of Bell Aliant Amalco held by Bell Canada.

•	BCE has the right to nominate a majority of the directors of Bell Aliant, and has the right to appoint a majority of the directors of Bell Aliant Amalco, subject to certain conditions, for so long as BCE has not less than a 30% interest in Bell Aliant.
3.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligations to file a news release.

Immediately following the completion of the Plan of Arrangement, BCE directly and indirectly owned 100,376,270 common shares of Bell Aliant (representing approximately 44.1% of the outstanding common shares of Bell Aliant) and one voting common share (representing a nominal percentage) of Bell Aliant Amalco.

4.	Designation and number, or principal amount of securities, and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:
(a)	The offeror, either alone or together with any joint actors, has ownership and control;

As described in paragraph 3 above.

(b)	The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Nil.

(c)	The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

As a result of the Securityholders’ Agreement, BCE has the right, for so long as it owns not less than a 30% interest in Bell Aliant, subject to certain conditions, to direct the voting of certain of the securities of Bell Aliant Amalco (and of certain other underlying entities of Bell Aliant) so as to cause the election of a majority of directors as selected by BCE. As a result, in this respect BCE may be said to exercise control over these securities.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The foregoing transactions were effected under the Plan of Arrangement. The common shares of Bell Aliant are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “BA”.

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

As described under paragraph 2 above, BCE acquired its direct and indirect interest in Bell Aliant and Bell Aliant Amalco in exchange for its direct and indirect interest in the Fund and its underlying entities pursuant to the Plan of Arrangement and as a result of the Conversion.

7.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

BCE holds its interest in Bell Aliant and Bell Aliant Amalco for strategic purposes. Although BCE has no current intention to acquire additional securities of Bell Aliant or Bell Aliant Amalco, it reserves the right to increase or decrease, from time to time, its ownership over securities of Bell Aliant and Bell Aliant Amalco.

8.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

The Plan of Arrangement, along with the various agreements related thereto, were described in the management information circular of the Fund dated May 7, 2010, which has been filed on SEDAR and is available at www.sedar.com.

In connection with the completion of the Plan of Arrangement, BCE and Bell Canada amended and restated their existing securityholders’ agreement with the Fund and its underlying entities to reflect the Conversion. Under the Securityholders’ Agreement, BCE has the right to appoint a majority of the directors of Bell Aliant Amalco and the right to nominate a majority of the directors of Bell Aliant, subject to certain conditions, for so long as BCE has not less than a 30% interest in Bell Aliant. The Securityholders’ Agreement also provides BCE with certain veto rights and certain pre-emptive rights to enable BCE, if it so desires, to maintain its direct and indirect fully-diluted percentage ownership of common shares of Bell Aliant.

9.	The names of any joint actors in connection with the disclosure required above.

Bell Canada is a wholly-owned subsidiary of BCE, and is the registered holder of 84,768,947 common shares of Bell Aliant (representing approximately 37.2% of the outstanding common shares of Bell Aliant) and one voting common share of Bell Aliant Amalco. Bell Canada can therefore be said to be acting jointly or in concert with BCE. BCE may, from time to time, hold its direct and indirect interest in Bell Aliant and Bell Aliant Amalco through one or more subsidiaries or affiliates.

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

As described under paragraph 2 above, BCE acquired its direct and indirect interest in Bell Aliant and Bell Aliant Amalco in exchange for its direct and indirect interest in the Fund and its underlying entities pursuant to the Plan of Arrangement and as a result of the Conversion. The common shares of Bell Aliant are listed on the TSX under the symbol “BA”.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

As described in paragraph 2 above.

DATED at Verdun, Quebec this 4th day of January, 2011.

BCE INC.
By:	(Signed) “Martine Turcotte”
	Name:	Martine Turcotte
	Title:	Executive Vice-President and Chief Legal & Regulatory Officer